LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

July 18, 2025

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 372 and Amendment No. 374 to the Trust’s Registration Statement on Form N-1A, the purpose of which is to register 21Shares FTSE Crypto 10 Index ETF and 21Shares FTSE Crypto 10 ex-BTC Index ETF as two (2) new series.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Enclosures